

September 7, 2012

Via E-mail
Fawad Maqbool
Chief Executive Officer
AmpliTech Group Inc.
35 Carlough Rd., #3
Bohemia, NY 11716

> **Re:** **AmpliTech Group Inc.**
> **Registration Statement on Form S-1**
> **Filed August 13, 2012**
> **File No. 333-183291**

Dear Mr. Maqbool:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. We note that you are registering all of the shares held by your public shareholders for resale and that these shares were sold to the selling shareholders in the last few months. As a result, it appears that your offering is an indirect primary offering by the company through the selling shareholders. Identify the selling shareholders as underwriters and fix the offering price for their shares for the duration of the offering.

Prospectus Summary, page 5

Business Overview, page 5

2. Please revise this section to elaborate on your business including discussion of products and services offered.

Recent Development, page 5

Acquisition of Amplitech, Inc., page 5

3. We note that prior to the acquisition and assuming of AmpliTech operations as of the Securities Exchange Agreement on August 13, 2012, you were a shell company as defined in Rule 12b-2 of the Exchange Act. However, we note that you did not file a Form 8-K to report this transaction. Please file a Form 8-K incorporating by reference the disclosure found in this Form S-1.

Risk Factors, page 6

General

4. We note that here and elsewhere in your disclosure you provide a cross-reference to your Risk Factors section beginning on page 3. However, it appears this section begins on page 7. Please revise and update as necessary throughout the comment process.

We may not be able to adequately protect our intellectual property, page 11

5. Please discuss why you have not registered patents, copyright, trademarks or trade secrets to protect your intellectual property.

Selling Shareholders, page 20

6. Please revise this section to include updated disclosure and discussion of your new management, executive officers and directors. We note that paragraph four of this section discusses your prior management; however the selling shareholder table includes your new management including Mr. Fawad Maqbool your CEO. Please identify any other selling shareholders that may have a material relationship with you or any of your affiliates.

Marketing, page 33

Website, page 33

7. Please revise to disclose the address of your website. We note your disclosure on page 34.

Management's Discussion and Analysis…, page 35

General

8. Disclose in the forefront of this section that your auditors have issued a going concern opinion.

Results of Operations, page 36

9. Please expand/revise your discussion under results of operations for all periods to provide a more robust explanation for the changes in line items within your statements of income.
    a. Provide a more detailed discussion of the components of revenue changes for all periods presented. For example, during 2011 please expand what you mean when you state that revenues decreased as a result of "increasing cash flow constraints and the inability to buy parts to fulfill sales."
    b. For the first quarter 2012, discuss what you mean that the increase in sales was related "to more efficient production department."
    c. Generally, discuss whether the increase or decrease in revenues (or gross margin) relate to sales of any product lines (such as Low Noise Amplifiers or Medium Power Amplifiers) by quantifying the increase or decrease and indicating the relevant weight of volume or price or particular model in the product line to the overall increase or decrease.

    This is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. See Item 303(a)(3) of Regulation S-K.

10. During 2010, we also note that you recognized a material amount of other income, please explain the nature and circumstances of other income

Revenues, page 36

11. We note that you secured a line-of-credit to finance accounts receivable and material purchase orders. Please file this agreement as an exhibit referring to Item 601 of Regulation S-K.

Financing Activities, page 38

12. Similarly, we note you entered into a Master Factoring Agreement with a private lender. Please file this agreement as an exhibit.

Liquidity and Capital Resources

Factor Financing, page 38

13. Please clarify your disclosure regarding the Master Factoring Agreement, so that the nature and purpose of the financing agreement is wholly transparent to readers, and advise us. For example, you should disclose why you needed to enter into a factoring agreement and how it differs from other forms of debt.

Financial Statements

14. It appears that the August 13, 2012 transaction between Bayview Acquisition Corp. and Amplitech, Inc. was a recapitalization in the form of a reverse merger. Disclose that a reverse acquisition occurs when the shareholders of a company that is being legally acquired obtain a majority of the shares of the newly combined entity, which is what occurred when the company exchanged 16,675,000 shares of its common stock for the membership interests of Amplitech, Inc. on August 13, 2012. Also, clarify your disclosure so that the nature and terms of the transaction is transparent to readers, and explain how you recorded the reverse merger in your financial statements. Clarify, if true, that Bayview Acquisition Corp was a shell corporation with no assets or liabilities, and advise us.

15. In regards to your accounting for the reverse merger, the August 13, 2012 transaction should have been reported as a recapitalization of Amplitech, Inc., for period priors to the merger, i.e. for the years ended December 31, 2011 and 2010. As a result, you should retroactively restate the equity section of the balance sheets, the statement of stockholder's equity, and earnings per share of Amplitech, Inc., for all periods to reflect the number of shares issued in the recapitalization transaction (reverse merger), similar to a stock split. This will also require adjustments to the common stock and APIC amounts to reflect the par value of the post-recapitalization shares. In addition, in the period that the recapitalization occurred, it would be necessary for you to reflect in the financial statements the number of shares previously outstanding of Bayview Acquisition Corp., the non-controlling interest, as being issued in exchange for the net assets/net liabilities of Bayview Acquisition Corp. Please revise your financial statements, including your earnings per share calculations, accordingly and advise us. See ASC Topic 805-40.

(1) Basis of Presentation and Summary of Significant Accounting Policies, page F-7

16. Please provide revenue recognition policies. Note that when describing your revenue recognition policies; please avoid using boilerplate language as found in SAB No. 104. For example, disclose whether you recognize revenue immediately as an outright sale, such as FOB shipping point, or whether you recognize revenue over the life of a contract as products are outfitted and installed. Tell us and disclose whether these product sales include maintenance or service contracts, and if they do, tell us and disclose how and when you recognize revenue from such activity. Please provide the relevant accounting literature in your response.

17. We note sales are recognized on a net basis. Please tell us, and if material, disclose how and when sales refunds and returns are recognized.

(2) Summary of Significant Accounting Policies

Cash and Cash Equivalents, page F-7

18. With a view towards comprehensive footnote disclosure, please explain the nature of the customer deposits and specifically tell us if the deposits include agreements that legally restrict your ability to freely withdrawal or make use the deposited cash. If so, it appears you should report restricted cash as a separate line-item on your balance sheet in accordance with 5.02.1 of Regulation S-X. It would also be necessary for you to revise your statement of cash flows. Please revise or advise us.

Interim Consolidated Financial Statements

19. Please provide updated interim financial statements for the periods ending June 30, 2012 and for the corresponding period in the prior fiscal year. We refer you to the financial statement updating guidance in Rule 3-12 of Regulation S-X and Rule 8-03 of Regulation S-X.

Accountants' Consent

20. Please provide a currently dated and signed consent from your independent public accountant in your next filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Cascarano, Staff Accountant, at 202-551-3376 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Gregg Jaclin, Esq.
        Anslow & Jaclin LLP